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April 4, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re: Application for Withdrawal of Registration Statement on Form S-3 (File No. 333-114868)

Ladies and Gentlemen:

      On behalf of Three-Five Systems, Inc. (the "Company") and in accordance with Rules 477 and 155 under the Securities Act of 1933, as amended, we hereby respectfully request that the Commission consent to the withdrawal of the Company's Registration Statement on Form S-3 (File No. 333-114868) filed on April 26, 2004 (the "Registration Statement"), effective as of the date hereof.

      The Company requests withdrawal of the Registration Statement because the Company has determined that it is no longer eligible to register its securities pursuant to a Registration Statement on Form S-3 at this time. No securities of the Company have been offered or sold in connection with the Registration Statement. The Company may undertake a subsequent private offering relying on the safe harbor provisions of Rule 155(c).

      If you have any questions or comments regarding the foregoing, please do not hesitate to call the undersigned at (602) 389-8600.

Sincerely,


  /s/ Jack L. Saltich
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Jack L. Saltich
President, Chief Executive Officer and Director